UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

U.S. Concrete, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90333L102

(CUSIP Number)

Whippoorwill Associates, Inc.

11 Martine Avenue

White Plains, New York 10606

Telephone: (914) 683-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L102
1.	Names of Reporting Persons Whippoorwill Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,612,817
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,612,817
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,817
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.59%*
14.	Type of Reporting Person (See Instructions) IA; CO

* Based on 13,337,194 shares of common stock outstanding as of March 7, 2013 reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 8, 2013.

CUSIP No. 90333L102
1.	Names of Reporting Persons Shelley F. Greenhaus
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,612,817
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,612,817
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,817
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.59%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,337,194 shares of common stock outstanding as of March 7, 2013 reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 8, 2013.

CUSIP No. 90333L102
1.	Names of Reporting Persons Steven K. Gendal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,612,817
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,612,817
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,817
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.59%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,337,194 shares of common stock outstanding as of March 7, 2013 reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 8, 2013.

The following constitutes Amendment No. 4 to the statement on Schedule 13D previously filed by the undersigned on January 3, 2012, as amended by Amendment No. 1 thereto filed on February 27, 2012, by Amendment No. 2 thereto filed on February 28, 2012 and Amendment No. 3 thereto filed on December 26, 2012 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or supplemented by information contained in this Amendment No. 4. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The disclosure in Item 4 of the Schedule 13D is incorporated by reference. The consideration received for the Issuer’s 9.5% Convertible Notes (the “Convertible Notes”) in the Exchange Offer (as defined below) was the 9.5% Senior Secured Notes of the Issuer issued in the Exchange Offer. The fees and expenses of the Exchange Offer were paid by the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On March 22, 2013, the Issuer accepted for purchase the Convertible Notes in exchange for the 9.5% Senior Secured Notes pursuant to the terms and conditions set forth in the Issuer’s offer to exchange 9.5% Senior Secured Notes for Convertible Notes which commenced on February 6, 2013 (the “Exchange Offer”). As a result of the consummation of the Exchange Offer, the Reporting Persons have disposed of the Convertible Notes which were convertible into 2,163,524 Common Shares, issuable upon conversion of the Convertible Notes. The calculation of the number of Common Shares issuable upon conversion of the Convertible Notes is based on the conversion price of $10.50 per share and $22,717,000 aggregate principal amount of the Convertible Notes that may have been deemed beneficially owned by Whippoorwill.

Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the Whippoorwill Covered Persons, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Shares or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Without limiting the foregoing, the Reporting Persons’ intention generally is to explore means to realize favorable returns upon their investment in the Common Shares and accordingly, on an on-going basis, the Reporting Persons may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Shares beneficially owned by them, either through open market or privately negotiated transactions. The Reporting Persons reserve the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Based on 13,337,194 shares of common stock outstanding as of March 7, 2013 reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 8, 2013, as of March 22, 2013, Whippoorwill is the beneficial owner of an aggregate of 2,612,817 Common Shares, representing 19.59% of the Common Shares, all of which are held as Common Shares.

The Common Shares and Convertible Notes disclosed herein as beneficially owned by Whippoorwill are or, in the case of Convertible Notes, were held for the account of various funds and third party accounts (the “Accounts”) for which Whippoorwill has discretionary authority and acts as general partner or investment manager.

Each of Mr. Greenhaus, as President and Principal of Whippoorwill, and Mr. Gendal, as Principal of Whippoorwill, may be deemed to beneficially own all the Common Shares beneficially owned by Whippoorwill.

(b) See Items 7 through 10 of the cover page of the Schedule 13D for each Reporting Person.

(c) See Item 4 of the Schedule 13D.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned by Whippoorwill. The following Accounts beneficially own more than 5% of the Common Shares: (1) WellPoint, Inc., an Indiana corporation, (2) Whippoorwill Distressed Opportunity Fund, L.P., a Delaware limited partnership; and (3) Whippoorwill Offshore Distressed Opportunity Fund, Ltd., a Cayman Islands exempted company limited by shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 4 of the Schedule 13D is incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement (previously filed).

Exhibit B – Exchange and Consent Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 24, 2012).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2013

WHIPPOORWILL ASSOCIATES, INC.			Shelley F. Greenhaus	Steven K. Gendal

By:	/s/ Shelley F. Greenhaus		/s/ Shelley F. Greenhaus	/s/ Steven K. Gendal
	Name:	Shelley F. Greenhaus
	Title:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)